

MURCHINSON

Urgent

October 9, 2024
Via Email
Nano Dimension Ltd.
2 Ilan Ramon St.
Ness Ziona 7403635
Israel
Attention: Board of Directors (including the two Court-appointed Observers)[1]

– Without Prejudice –

Re: Upcoming Annual General Meeting

Dear Members of the Board,

Murchinson Ltd. (collectively with its affiliates and funds it advises and/or sub-advises, "Murchinson" or "we"), write to you as follows:

1. As you know well, we are one of the largest shareholders of Nano Dimension Ltd. (the "Company").

2. In 2019, 2020, 2021 and 2022, the Company held its annual general meeting ("AGM") on **July** 3, 2019, **July** 7, 2020, **May** 25, 2021 and **June** 7, 2022, respectively. However, the Board held its last AGM only on September 7, 2023 (the "2023 AGM") and it seems clear that the Board plans to hold the upcoming AGM at the latest day possible.

3. To that end, **this letter is to inform you** that such last day is coming up very soon – the last day to hold the AGM for this year is **December 7, 2024**. This means that the last day for you to call the AGM is **November 3, 2024**.

4. In light of the upcoming AGM, we wish to also remind you the following:

[1] See the last section hereof. For the sake of clarity, sending this letter to the individuals who were removed from the Board of Directors of the Company at the special general meeting of the Company held on March 20, 2023 and the annual general meeting held on September 7, 2023 should not be construed in any manner as an admission that such individuals are still validly acting as directors.

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a. The Company has repeatedly treated its holders of ADSs, including Murchinson, as shareholders. This was also the case when the Company "invented" various excuses in its attempt to reject our demand to convene the special general meeting back in March 2023.

b. It was only <u>after</u> we called the special general meeting (held on March 20, 2023) that the Company, as part of its illegitimate and unlawful tactic and inconsistent with many other actions it took and continues to take, determined to suddenly raise a new, baseless argument, that **we (and all other holders of ADSs) are not entitled to any shareholder rights** (whether to call a shareholder meeting, bring derivative lawsuits etc.).

c. We obviously reject this position, as we have notified you in previous correspondence and in pending litigation.

5.   Pursuant to the Israeli Companies Law (including the regulations thereunder), any shareholder (including, for sake of clarity, ADS holders) holding at least (i) 1% of the voting rights may submit additional agenda items for general meetings and (ii) for companies whose **shares** are traded on Nasdaq, 5% of the voting rights may submit agenda items for the election or removal of directors. **This letter is to inform you** that we have instructed our broker to convert an additional portion of our ADSs into ordinary shares so that we will become the record holders of at least 11,500,000 ordinary shares, representing more than 5% of the Company's voting rights.

6.   Given (i) the upcoming AGM, (ii) the Board's past unlawful actions and delay tactics, and (iii) the Board's apparent appetite to employ other delay and unlawful tactics, we have determined to make such conversion to preempt your expected attempt to, yet again, unlawfully disenfranchise our rights as shareholders.

7.   For the sake of clarity, such conversion is not, and shall not be construed, as a waiver of any of the arguments and claims with respect to the powers of ADS holders, nor as an admission of any of the arguments you have raised in this respect. Such conversion will be made only for the sake of caution in light of these arguments which the Company made that we (and all ADS holders) have no corporate rights. Further, such conversion is not, and shall not be construed, as (i) an admission that any such purported requirement (that we hold ordinary shares, as opposed to ADSs, in order to exercise rights under Israeli law) is legal, valid or binding, or (ii) derogating from any and all arguments, rights and remedies pursuant to our arguments in the pending litigation.

8.   While we are not legally required to provide the Company any information regarding our shareholder proposals for the upcoming AGM before you publish the notice and detailed agenda items therefor, you are hereby advised that we currently intend submit the following proposals:

a. Nominating two to three director candidates as Class I Directors;

b. Removal of one or more incumbent directors; and

c.   Amendments to the Articles of Association, including regarding the need to obtain shareholder approvals for major transactions.

9.   We wish to remind you that, despite the (unlawful) manner in which you structured the proposal regarding election of directors in the 2023 AGM, you have previously (and correctly) recognized in your proxy contest for the Stratasys annual meeting held on August 8, 2023 that the legal manner to elect director candidates in contested elections is on an individual basis, not on a slate-by-slate basis.

10.   We urge you to engage in a good faith dialogue with us so as to ensure that the proxy materials you publish for the upcoming AGM already include our proposals in a manner that will ensure that the Company's shareholders are presented with a clear agenda for the meeting, including the right to elect directors on an individual basis. It could also save the Company material costs and expenses of revising the agenda and related proxy materials.

11.   This letter is sent without prejudice and shall not be construed to prejudice any of our claims, rights, arguments, demands, grounds and/or remedies under any contract and/or law. It is hereby further clarified that every claim and right of the undersigned, including those in relation to the pending lawsuits between the parties, and any other matter, are fully reserved.

Sincerely,

Murchinson Ltd.

Mark Lichtenstein

Mark Lichtenstein